Via EDGAR Transmission

April 29, 2022

United States Securities and Exchange Commission

Division of Corporate Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tofla Megaline

Amendment No. 2 to Registration Statement on Form S-1

Filed March 17, 2022

File No. 333- 260430

Ladies and Gentlemen:

Set forth below are the responses of Tofla Megaline (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 1, 2022, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, File No. 333-260430, initially filed with the Commission on March 17, 2022 (the “Amendment No. 1”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Amendment No. 2 (“Amendment No. 3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Amendment No. 2.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note the revisions made in response to prior comment 2. Please revise the cover page to disclose Mr. Angulo's expected voting power percentage following the completion assuming that: (1) no shares are sold in this offering; and (2) all five million shares are sold in this offering. For example, if true, disclose that following the completion of this offering, Mr. Angulo will own 100% of your outstanding common stock if no shares are sold and 47.4% of your outstanding common stock if all five million shares are sold.

Response:

The Company has updated the provision.

Following the completion of this offering, Mr. Angulo…

General

2. We note your response to prior comment 3; however, it appears you have nominal operations and nominal assets. Accordingly, please revise your disclosure to clarify that you may be deemed a "shell company" pursuant to Securities Act Rule 405 and include risk factor disclosure that highlights the consequences of shell company status.

Response:

Tofla Megaline is engaged in the business of software development for robotic devices, including integrating robotics security systems. The plan of operations comprises:

- implementation of microprocessors for improvement of technology;

- acquiring spair parts and building a prototype robot for testing;

- writing the software, easily integrated with robots/robot control systems.

As of date, the Company purchased sample microprocessors designed to provide wireless communication between the robotic units and remote servers. To build a complete picture of the possible integration of our software with robotic devices, the Company aims to buy spair parts for a test model of a robot. At the same time, the Company explores different solutions for developing the software. All the steps will result in creating a comprehensive software capable to operate with robotic systems of our clients and improve the security of their property.

Our website will cover the software capabilities and include a customer feedback form. Potential customers will fill out the form in order to discuss the details of the project and implementation possibilities. The initial idea of the software is to adjust to the individual needs of each client and their robotic systems.

On March 20, 2022 Rodolfo Guerrero Angulo has agreed to loan $50,000 to the Company to fund business operations. The Loan Agreement is filed as an exhibit.

TOFLA MEGALINE

By:	/s/ Rodolfo Guerrero Angulo
Rodolfo Guerrero Angulo
President, Treasurer, Secretary and Director